Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(in millions)

	For the three months ended June 30,				For the fiscal years ended March 31,
	2013		2012		2013		2012		2011
Earnings
Consolidated income before provision for income taxes	$316		$487		$1,652		$1,990		$1,882
Fixed Charges	176		214		810		851		950

Earnings	$492		$701		$2,462		$2,841		$2,832

Fixed Charges
Interest expense	$175		$213		$806		$847		$946
Interest portion of rental expense (a)	1		1		4		4		4

Total fixed charges	$176		$214		$810		$851		$950

Ratio of earnings to fixed charges	2.80	x	3.28	x	3.04	x	3.34	x	2.98	x

(a)	One third of all rental expense is deemed to be interest